Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 56
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 25, 2023 (the “Current Report”) other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed with the SEC. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On October 25, 2023 the closing price of our Class A Common Stock was $0.94 and the closing price for our public warrants was $0.05.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2023
___________________________________
Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware	001-3962	82-2726724
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
475 Quaker Meeting House Road Honeoye Falls, NY		14472
(Address of principal executive offices)		(Zip Code)
(585)-484-9337
(Registrant's telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYZN	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HYZNW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 24, 2023, Hyzon Motors Inc. (“Hyzon” or the “Company”) announced the appointment of Stephen Weiland, age 44, as Chief Financial Officer, effective November 1, 2023. Effective as of November 1, 2023, JiaJia Wu, who has served Interim Chief Financial Officer and Chief Accounting Officer since April 2023, will assume the role of Senior Vice President, Finance and Accounting, reporting to Mr. Weiland.

From 2022 to 2023, Mr. Weiland served as Chief Financial Officer for BOOM Supersonic, a supersonic aircraft manufacturer, where he led Financial Planning & Analysis, Accounting, and IT/Security. Prior to this role, from 2015 to 2022, Mr. Weiland worked at Caterpillar, a manufacturer of construction, mining, and other equipment, where he served as Division CFO, Integrated Components & Solutions from 2020 to 2022, and Division CFO of Caterpillar’s Cat Digital division from 2018 to 2020. From 2015 to 2018, Mr. Weiland led the transaction process, including acquisitions and divestitures, as Director of Corporate Development, Caterpillar Strategic Investments. Prior to his roles at Caterpillar, from 2012 to 2014, Mr. Weiland served as Director, Investment Banking at KPMG Corporate Finance, and prior to this role, served as an investment banker at various institutions. He holds an MBA, Finance, Management & Strategy, and Accounting, from the Northwestern University Kellogg School of Management, and a Bachelor of Science in Accountancy and Technology & Management from the University of Illinois at Urbana-Champaign.

None of Mr. Weiland’s prior employers are a parent, subsidiary, or other affiliate of the Company. Mr. Weiland does not have a direct or indirect material interest in any transaction with the Company that requires disclosure pursuant to Item 404(a) of Regulation S-K, and there is no arrangement or understanding between Mr. Weiland and any other person pursuant to which Mr. Weiland was selected to serve as Hyzon’s Chief Financial Officer. Mr. Weiland is not related to any member of the board of directors of Hyzon or any executive officer of the Company.

In connection with his appointment as Chief Financial Officer, Hyzon entered into an employment agreement with Mr. Weiland (the “Agreement”). The Agreement provides for a base salary of $450,000, an annual target cash bonus opportunity of 70% of base salary and Mr. Weiland’s eligibility to receive an annual long-term incentive opportunity in an amount determined by the Company’s Board of Directors or a committee thereof. Subject to the approval of the Company’s Compensation Committee, Mr. Weiland will receive a grant of 1,000,000 restricted stock units under the Company’s 2021 Equity Incentive Plan that will vest equally over the course of four years, subject to Mr. Weiland’s continued employment, as well as a sign-on incentive consisting of a one-time grant of restricted stock units valued at $215,000 using a trailing 30-day volume weighted average price (“VWAP”) under the Company’s 2021 Equity Incentive Plan, and vesting on the one-year anniversary of the grant date. Mr. Weiland will be entitled to participate in Hyzon’s employee health/welfare and retirement benefit plans and programs. Upon a termination of Mr. Weiland’s employment without Cause or for Good Reason (each as defined in the Agreement and such termination, a “Qualifying Termination”), Mr. Weiland will receive: (i) a lump sum equal to 18 months of Mr. Weiland’s base salary (if such Qualifying Termination occurs within the 3 month period prior to or 12 month period following a change in control, a “Qualifying CIC Termination”) or 12 months of Mr. Weiland’s base salary (if such Qualifying Termination is not a Qualifying CIC Termination), (ii) a prorated annual bonus for the year of termination, (iii) continued medical benefits for up to 18 months (if such Qualifying Termination is a Qualifying CIC Termination) or 12 months (if such Qualifying Termination is not a Qualifying CIC Termination) and (iv) (A) full acceleration of unvested equity-based awards (if such Qualifying Termination is a Qualifying CIC Termination) or (B) an additional 12 months of accelerated vesting of unvested equity-based awards (if such Qualifying Termination is not a Qualifying CIC Termination).

The foregoing description of the terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, which the Company intends to file as an exhibit with its Quarterly Report for the period ended September 30, 2023.

Item 7.01.     Regulation FD Disclosure.

On October 24, 2023, the Company furnished a press release regarding the appointment of Mr. Stephen Weiland as Chief Financial Officer, as described above in Item 5.02 of this Current Report on Form 8-K. The press release is attached hereto as Exhibit 99.1 and incorporated in this Item 7.01 by reference.

The information set forth in Item 7.01 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.     Financial Statements and Exhibits

(d) Exhibits:

Exhibit Number	Description
99.1	Press release, dated October 24, 2023 issued by the Company.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYZON MOTORS INC.

Date: October 25, 2023	By:	/s/ Parker Meeks
	Name:	Parker Meeks
	Title:	Chief Executive Officer